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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

March 18, 2014

Confidentially via edgar

Jeffrey P. Riedler

Scot Foley

Frank Wyman

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Property Insurance Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed March 7, 2014 File No. 333-193314

Dear Mr. Riedler, Mr. Foley and Mr. Wyman:

On behalf of 1347 Property Insurance Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated March 18, 2014, relating to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the Commission on March 7, 2014.

The Company plans to file via EDGAR Amendment No. 4 to the Company’s Registration Statement on Form S-1 (“Amendment No. 4”), which reflects the Company’s responses to the comments received from the Staff and certain updated information.

For ease of review, we have set forth below the comment from the Staff in bold font and the Company’s response thereto. We have also attached to this letter the relevant pages of Amendment No. 4 that have been revised to address the Staff’s comment. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 4.

Dilution, page 34

1.	Please refer to prior comment 2. We believe that you should disclose a net tangible book value per share that is consistent with historical amounts shown in your consolidated balance sheet at December 31, 2013, although we will not object to presenting this information assuming the pending stock split. Please revise your presentation to present pro forma net tangible book value per share, as of December 31, 2013 that includes the conversion of the Preferred Shares and full exercise of the warrants held by FMG and including the issuance of shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of the shares of common stock.

Jeffrey P. Riedler
Scot Foley

Frank Wyman
March 18, 2014

Response: The Company has revised its historical financial statements to give effect to the stock split, which will occur on March 19, 2014, prior to the time Amendment No. 4 is filed.  As a result, the net tangible book value per share as presented in the Dilution table is consistent with the historical amounts shown on the Company’s consolidated balance sheet as of December 31, 2013.  Furthermore, the Company has revised the disclosure in both the Capitalization table and the Dilution table to clarify that the presentation gives effect to the conversion of the Preferred Shares and full exercise of the warrants held by FMG and includes the issuance of the shares of common stock to Mr. Raucy upon exercise of the stock option granted to him and the concurrent one-for-one matching of shares of common stock.

* * *

Please contact me at 212-547-5336 if we can provide any information or clarification in connection with the Amended Registration Statement upon its filing or this letter.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Douglas N. Raucy, President and Chief Executive Officer